# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CAPITAL BANCORP, INC., CIK 0001419536
CUSIP: 139737100
Title of class of securities: Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 2275 Research Boulevard, Suite 600, Rockville, Maryland (MD), 20850
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001419536-26-000016
Filed by CIK 0001754027

## Reporting persons
- James F. Whalen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 982,786; sole dispositive power 0; shared dispositive power 982,786; aggregate amount beneficially owned 982,786 (6% of the class)

## Item 1. Issuer
Name of issuer: CAPITAL BANCORP, INC.
Address of issuer's principal executive offices: 2275 Research Boulevard, Suite 600, Rockville, Maryland, 20850

## Item 2. Person Filing
Name of person filing: James F. Whalen
Address of principal business office or, if none, residence: 2275 Research Boulevard, Suite 600, Rockville, MD 20850
Citizenship: Mr. Whalen is an individual residing in the State of Maryland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The aggregate number of shares of common stock, par value $0.01 per share ("Common Stock") owned by the reporting person is 982,786. 3,965 shares of Common Stock directly held by the reporting person over which the reporting person has shared voting and dispositive power, 668,554 shares of Common Stock held by the James F. Whalen Revocable Trust over which the reporting person has shared voting and dispositive power, 58,400 shares of Common Stock held by IRA over which the reporting person has shared voting and dispositive power, 240,409 shares of Common Stock held by the Whalen Family, LLC over which the reporting person shares voting and dispositive power, 2,821 shares of Common Stock held by NMW Investments, LLC over which the reporting person shares voting and dispositive power, 2,821 shares of Common Stock held by KAW Investments, LLC over which the reporting person shares voting and dispositive power and 5,816 shares of Common Stock underlying options that are currently exercisable within 60 days of September 30, 2026 that the reporting person is deemed to have shared voting and dispositive power. This amount excludes 15,001 shares of Common Stock underlying options and restricted stock units that are subject to vesting.

On September 29, 2026, in connection with the Agreement and Plan of Merger (the "Merger Agreement") entered into by and between Peoples Bancorp Inc. ("PEBO") and Capital Bancorp, Inc. ("CBNK"), the Reporting Person entered into a Voting and Support Agreement with PEBO (the "Support Agreement"). Pursuant to the Support Agreement, the Reporting Person agreed, among other things, to vote all shares of CBNK common stock beneficially owned by the Reporting Person in favor of the approval of the Merger Agreement and against any competing acquisition proposal, and agreed not to transfer or dispose of such shares without the prior consent of PEBO, subject to certain limited exceptions.

As a result of the Support Agreement, the Reporting Person may be deemed to share voting and dispositive power over the 982,786 shares of CBNK common stock subject to the Support Agreement with PEBO. Neither the filing of this Amendment to Schedule 13G nor any of its contents shall be deemed to constitute an admission that the Reporting Person and PEBO constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Reporting Person expressly disclaims membership in any such group.
Percent of class: The aggregate percentage of the shares of Common Stock outstanding beneficially owned by the reporting person is 6.0% which is based on 16,328,648 shares of Common Stock outstanding as of September 30, 2026. This percentage excludes 15,001 shares of Common Stock underlying options and restricted stock units that are subject to vesting.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 982,786
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 982,786

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- James F. Whalen: /s/ James F. Whalen, James F. Whalen (11/13/2026)